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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Quintana Maritime Limited
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
Y71696109
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y71696 10 9	Page	2	of	10 pages

1	NAMES OF REPORTING PERSONS: Corbin J. Robertson, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,452,116

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,452,116

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,452,116

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Based on the 23,554,617 shares of the Issuer’s Common Stock that were issued and outstanding on October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2005, filed with the U.S. Securities and Exchange Commission on November 4, 2005.

CUSIP No.	Y71696 10 9	Page	3	of	10 pages

1	NAMES OF REPORTING PERSONS: QMP Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-2369942

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		2,440,116

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,440,116

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,440,116

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*Based on the 23,554,617 shares of the Issuer’s Common Stock that were issued and outstanding on October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2005, filed with the U.S. Securities and Exchange Commission on November 4, 2005.

CUSIP No.	Y71696 10 9	Page	4	of	10 pages

1	NAMES OF REPORTING PERSONS: Quintana Maritime Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-2369989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		2,440,116

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,440,116

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,440,116

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Based on the 23,554,617 shares of the Issuer’s Common Stock that were issued and outstanding on October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2005, filed with the U.S. Securities and Exchange Commission on November 4, 2005.

CUSIP No.	Y71696 10 9	Page	5	of	10 pages
SCHEDULE 13G
Item 1(a).  Name of Issuer:
Quintana Maritime Limited
Item 1(b).  Address of Issuer’s Principal Executive Offices:
Pandoras 13 & Kyprou Street
166 74 Glyfada
Greece
Item 2(a).  Name of Person Filing:
Corbin J. Robertson, Jr.
QMP Inc.
Quintana Maritime Partners, L.P.
Each of the shares listed in Item 4 below for each reporting person / entity, other than 12,000 shares held directly by Corbin J. Robertson, Jr., is held by Quintana Maritime Partners, L.P. (“Quintana Partners”). QMP Inc. is the general partner of Quintana Partners and may be deemed to have beneficial ownership of the shares of the Issuer held by Quintana Partners. Corbin J. Robertson, Jr. is the sole owner of QMP Inc. and may be deemed to have beneficial ownership of the shares of the Issuer held by Quintana Partners.
Item 2(b).  Address of Principal Business Office or, if none, Residence:
601 Jefferson
Suite 3600
Houston, Texas 77002
Item 2(c). Citizenship:
Corbin J. Robertson, Jr.:                                           United States of America
QMP Inc. and Quintana Maritime Partners, L.P.: Texas
Item 2(d).  Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e). CUSIP Number:
Y71696109
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No.	Y71696 10 9	Page	6	of	10 pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.  Ownership.
Corbin J. Robertson, Jr.

(a)	Amount beneficially owned: 2,452,116

(b)	Percent of class: 10.4%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,452,116
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,452,116
(iv) Shared power to dispose or to direct the disposition of: 0
QMP Inc.

(a)	Amount beneficially owned: 2,440,116

(b)	Percent of class: 10.4%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,440,116
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,440,116
(iv) Shared power to dispose or to direct the disposition of: 0
Quintana Maritime Partners, L.P.

(a)	Amount beneficially owned: 2,440,116

(b)	Percent of class: 10.4%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,440,116
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,440,116
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.  Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

CUSIP No.	Y71696 10 9	Page	7	of	10 pages
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10.  Certifications.
     Not applicable.

CUSIP No.	Y71696 10 9	Page	8	of	10 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORBIN J. ROBERTSON, JR.

Date: February 14, 2006	By: /s/ Corbin J. Robertson, Jr.

Corbin J. Robertson, Jr.

QMP INC.

Date: February 14, 2006	By: /s/ Steve Putman

Steve Putman
Secretary

QUINTANA MARITIME PARTNERS, L.P.
By:QMP Inc., its general partner

Date: February 14, 2006	By: /s/ Steve Putman

Steve Putman Secretary

CUSIP No.	Y71696 10 9	Page	9	of	10 pages
EXHIBIT INDEX

Exhibit 1	Joint Filing Agreeement dated February 14, 2006 among the Reporting Persons